UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INSIGHT COMMUNICATIONS COMPANY, INC.
Full Name of Registrant

N/A
Former Name if Applicable

810 7th Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10019
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously reported, on August 3, 2007, we concluded that our previously-issued financial results should be restated.  Accordingly, we have filed an amended annual report on Form 10-K/A for the year ended December 31, 2006 (the “Form 10-K/A”) and an amended quarterly report on Form 10-Q/A for the quarter ended March 31, 2007 (the “Form 10-Q/A”).  We will also restate the quarterly financial information for the quarter ended June 30, 2006 in our Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”), and we intend to restate the quarterly financial information for the quarter ended September 30, 2006 in our Form 10-Q for the quarter ended September 30, 2007.  For more information about the restatement, see our Form 8-K filed August 6, 2007, the Form 10-K/A, the Form 10-Q/A and the Form 10-Q.

Because the conclusion to restate our financial statements was made shortly before the planned filing of the Form 10-Q, the consolidated financial statements as of and for the quarter ended June 30, 2007, as well as required restated financial information for 2006, to be included in the Form 10-Q were not completed by the filing deadline.

Additionally, Section 906 of the Sarbanes-Oxley Act of 2002 requires our chief executive officer and chief financial officer to certify that the Form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the report fairly presents, in all material respects, our financial condition and results of operations.  Before our officers could make such certifications, our independent public accounting firm had to complete its review of the consolidated financial statements appearing in the Form 10-Q under Statement of Auditing Standards No. 100 (“SAS 100”), as required by SEC rules.  As a result, management was not able to make the certifications until our independent public accounting firm completed its review in accordance with SAS 100.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Daniel Mannino	(917)	286-2300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

INSIGHT COMMUNICATIONS COMPANY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2007	By	/s/	Daniel Mannino
Daniel Mannino
Senior Vice President and
Chief Accounting Officer